Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 001-33429

Acorn International, Inc.

12F, Xinyin Building, 888 Yishan Rd

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release	4
PRESS RELEASE DATED MAY 31, 2007

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Gordon Xiaogang Wang
Name:	Gordon Xiaogang Wang
Title:	Vice president, chief financial officer

Date: May 31, 2007

3

Exhibit 99.1

Acorn Reports First Quarter 2007 Financial Results

(Shanghai, China; 31 May 2007) Acorn International, (NYSE: ATV), a leading integrated multi-platform marketing company in China engaged in developing, promoting and selling consumer products and services, announced its first quarter results for the three months ended March 31, 2007.

Highlights for first quarter 2007:

•	Net revenues in the first quarter of 2007 were $68.0 million, an increase of 18.2% compared with $57.5 million in the first quarter of 2006.

•	Gross margin was 55.2% in the first quarter of 2007, which compares to 55.6% in the same period of 2006.

•

Income from operations was $6.2 million in the first quarter of 2007, an increase of 36.2% compared to $4.6 million in the first quarter of 2006. Excluding share-based compensation expenses (non-GAAP), income from operations was $7.6 million, up 49.7% compared to $5.1 million in the same period of 2006.

•

Operating margin was 9.2% in the first quarter of 2007, compared to 8.0% in the first quarter of 2006. Excluding share-based compensation expenses (non-GAAP), operating margin was 11.2%, compared to 8.8% in the first quarter of 2006.

•

Net income was $7.3 million in the first quarter of 2007 (including a $1.5 million investment gain), an increase of 35.8% compared to $5.4 million in the first quarter of 2006. Excluding share-based compensation expenses (non-GAAP), net income was $8.6 million, an increase of 47.4% compared to $5.9 million in the same period of 2006.

•	Diluted income per ordinary share was $0.10. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share was $0.12.

•	Share-based compensation expenses were $1.3 million for the first quarter of 2007, compared with $0.5 million in the first quarter of 2006.

Commenting on the results, James Hu, Chairman and CEO of Acorn International said: “Our strong performance in the first quarter of 2007 marks a significant turnaround from a few regulatory and other setbacks we faced last year, and puts us back on track for growth. We achieved record TV direct sales and generated the highest quarterly net revenues in our history. Our leading market position and strong track record have been essential in attracting high-quality business partners and expanding our joint sales and marketing service arrangements with established consumer product and service companies. As a result, we have seen strong growth in sales from third-party products and an expansion in the number of our sales partners and marketing service clients. As we look forward, we believe our strong sales and marketing capabilities for new products and services will help us gain additional ground in the industry.”

BUSINESS HIGHLIGHTS

•

Acorn further solidified its position as the preferred TV direct sales partner among major domestic handset suppliers, adding Gionee and UTStarcom handsets to its third-party TV direct sales product portfolio.

•	Acorn continued to provide unique value-added marketing services to China Unicom.

•	Acorn began providing marketing services to China Pacific Insurance, an important step in addressing the significant potential market opportunities in TV sales of insurance products.

FIRST QUARTER FINANCIAL RESULTS

For the first quarter of 2007, total net revenues were $68.0 million, an 18.2% increase compared to $57.5 million in the first quarter of 2006 and an increase of 76.5% compared to $38.5 million in the fourth quarter of 2006.

For the first quarter of 2007, direct sales net revenues were $45.7 million, an increase of 105.5% compared to $22.2 million in the first quarter of 2006. Growth in direct sales primarily reflects increasing sales of mobile handsets which accounted for approximately $29.6 million, or 64.7%, of our direct sales net revenues for the quarter. Direct sales net revenues for the first quarter of 2007 also include $6.2 million in marketing services revenues.

Distribution net revenues were $22.3 million, a decline of 36.8% compared to $35.3 million in the first quarter of 2006. The decline primarily reflects a drop in sales of our Ozing electronic learning device products and the negative impact on our distribution sales that was caused by a significant reduction in TV advertising support as a result of the regulatory shift in 2006 that prohibited TV direct sales of some of our product lines.

Direct sales revenues include product sales and revenues from marketing services. The table below summarizes gross revenue from the three best-selling product categories for our direct sales platforms, distribution network and total direct and distribution sales, respectively:

Three Months Ended March 31, 2007
(in US dollars)
Direct sales
Mobile handsets	29,554,258
Consumer electronics (including Soloky GPS)	2,911,365
Collectibles	2,130,815

Distribution sales
Electronic learning device (Ozing)	17,061,487
Oxygen generating device (Youngleda)	1,301,449
Posture correction product (Babaka)	1,207,099

Total direct and distribution sales
Mobile handsets	29,557,685
Electronic learning device (Ozing)	18,605,566
Consumer electronics (including Soloky GPS)	3,133,120

Cost of sales in the first quarter of 2007 was $30.5 million, compared with $25.5 million in the first quarter of 2006. The total cost of sales also reflects a reduction of $1.3 million from sales commissions received based on product sales through our joint sales partners’ own distribution channels in connection with our joint sales arrangements. Gross profit in the first quarter of 2007 was $37.5 million, an increase of 17.2% compared to $32.0 million in the first quarter of 2006. Gross margin for the quarter was 55.2%, compared with 55.6% in the first quarter of 2006.

Gross margin from direct sales was 55.1% in the first quarter of 2007, compared with 64.1% in the first quarter of 2006. The decrease in direct sales gross margin was caused primarily by increasing sales of mobile handsets and marketing service revenues, which in general have lower gross margins compared with other products sold through direct sales platforms, and the discontinued direct sales of two of our high-margin products as a result of last year’s regulatory setback. Gross margin from distribution sales was 55.4% in the first quarter of 2007, compared with 50.3% in the first quarter of 2006. The increase was primarily due to the increased price to distributors for Ozing products and increased sales of the Company’s stock tracking software product which has a higher gross margin.

Advertising expenses were $19.3 million in the first quarter of 2007, compared with $20.3 million in the first quarter of 2006. The decrease of advertising expenses despite increased net revenues was primarily caused by increasing marketing service revenues (related advertising expenditures are recorded under cost of sales); advertising reimbursements from joint sales arrangements; and reduced advertising expenditures for distribution sales. Gross profit over advertising expenses1, a benchmark the Company uses to measure return on our multiple sales platforms, was 1.94 in the first quarter of 2007, a significant increase compared with 1.58 in the first quarter of 2006.

Other selling and marketing expenses increased to $6.6 million in the first quarter of 2007 from $4.5 million in the first quarter of 2006 primarily as a result of the significant increase in direct sales, and specifically an increase in related call sales commissions.

General and administrative expenses were $5.9 million in the first quarter of 2007, an increase of $2.5 million compared with $3.5 million in the first quarter of 2006. The increase primarily reflects increased share-based compensation expenses, new hires mainly related to the IPO and the ongoing needs of becoming a public company and office expansion.

[1]

In any period, the ratio of gross profit to advertising expenses will be impacted by (i) the allocation of total advertising expenditures during the period between cost of revenue in connection with our marketing services arrangements and advertising expenses and (ii) sales commissions received in the period in connection with our joint sales arrangements.

Income from operations was $6.2 million in the first quarter of 2007, an increase of 36.2% compared to $4.6 million in the first quarter of 2006. Excluding share-based compensation expenses (non-GAAP), income from operations was $7.6 million, up 49.7% compared to $5.1 million in the same period in 2006. Operating margin was 9.2% in the first quarter of 2007, compared to 8.0% in the first quarter of 2006. Excluding share-based compensation expenses (non-GAAP), operating margin was 11.2%, compared to 8.8% in the first quarter in 2006.

Net income for the first quarter of 2007 was $7.3 million (including a $1.5 million investment gain), an increase of 35.8% compared to $5.4 million for the first quarter of 2006. Net income excluding share-based compensation expenses (non-GAAP) was $8.6 million, an increase of 47.4% compared to $5.9 million for the first quarter of 2006. Diluted income per ordinary share was $0.10 for the quarter. Excluding share-based compensation expenses (non-GAAP), diluted income per ordinary share was $0.12 for the quarter.

As of March 31, 2007, cash and cash equivalents were $30.5 million, compared to $40.7 million as of December 31, 2006. Net accounts receivable increased from US$11.7 million as at December 31, 2006 to US$28.0 million as at March 31, 2007 primarily as a result of significantly increased direct sales.

BUSINESS OUTLOOK

Based on the current business outlook, the Company expects to generate net revenues in 2007 in the range of $240 million to $265 million. Net income in 2007 excluding share-based compensation expenses is expected to be between $24 million and $26 million.

These estimates are subject to change. Also, the Company reminds investors that its operating results in each period are impacted significantly by the mix of products and services sold in the period and the platforms through which they are sold. Consequently, in evaluating overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

Acorn’s management will hold its first quarter 2007 earnings conference call at 8:00am Eastern Time on May 31, 2007 (8:00pm Beijing Time) to review the Company’s first quarter results.

To access the live teleconference, please dial:

    — 1-866-206-7204 (U.S.), or

    — 1-703-639-1114 (international),

Passcode: ATVCALL

Please dial in approximately 10 minutes before the scheduled call time.

A replay of the conference call will be available through 09:59am, Thursday, June 07, 2007 Eastern Time by dialing 888-266-2081 (international #: 1-703-925-2533) and entering the passcode: 1086364.

A live and archived webcast of the call will be available on the Company’s website at http://www.chinadrtv.com.

About Acorn

Acorn is a leading integrated multi-platform marketing company in China, operating China’s largest TV direct sales business in terms of revenues and TV air time and a nationwide off-TV distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. In addition to marketing and selling through its TV direct sales programs and its off-TV nationwide distribution network, Acorn also offers consumer products and services through catalogs, outbound telemarketing center and an ecommerce website. Leveraging its integrated multiple sales and marketing platforms, Acorn has built a proven track record of developing and selling proprietary-branded consumer products, as well as products and services from established third parties.

For more information, please visit http://www.chinadrtv.com.

Use of Non-GAAP Financial Measures

Acorn has reported for the first quarter of 2007 income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis, all excluding share-based compensation expenses. Acorn believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Acorn’s financial performance and liquidity and when planning and forecasting future periods. These non-GAAP operating measures are useful for understanding and assessing Acorn’s underlying business performance and operating trends and Acorn expects to report income from operations, operating margin, net income and income per ordinary share on a non-GAAP basis using a consistent method on a quarterly basis going forward.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the following reconciliation of GAAP results with non-GAAP results for the three-month periods ended March 31, 2006 and 2007, respectively.

The table below sets forth the reconciliation of non-GAAP measures to GAAP measures for the indicated periods:

ACORN INTERNATIONAL, INC.

RECONCILIATION OF NON-GAAP TO GAAP

(in US dollars)

	Three Months Ended March 31
	2006	2007
	(Unaudited)	(Unaudited)
GAAP net revenues	57,531,916	67,985,229
GAAP income from operations	4,577,079	6,236,019
GAAP operating margin	8.0%	9.2%
Share-based compensation expenses	485,700	1,342,745
Non-GAAP income from operations	5,062,779	7,578,764
Non-GAAP operating margin	8.8%	11.2%

GAAP net income	5,378,189	7,300,667
GAAP income per ordinary share - basic	0.08	0.10
GAAP income per ordinary share - diluted	0.07	0.10
Share-based compensation expenses	485,700	1,342,745
Non-GAAP net income	5,863,889	8,643,412
Non-GAAP income per ordinary share - basic	0.08	0.12
Non-GAAP income per ordinary share - diluted	0.08	0.12

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2007 and Acorn’s ability to maintain growth, to add new attractive partners and products for its joint sales arrangements and to address the opportunities for its marketing services arrangements, including those related to the insurance market in China. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, our operating results for any period are impacted significantly by the mix of products and services sold by us in the period and the platforms through which they are sold, causing our operating results to fluctuate and making them difficult to predict.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: our ability to successfully introduce new products and services, including to offset declines in sales of existing products and services; our ability to stay abreast of consumer market trends and maintain our reputation and consumer confidence; continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including actions that may make TV media time unavailable to us or require we suspend or terminate a particular TV direct sales program; our reliance on and ability to effectively manage our nationwide distribution network; potential unauthorized use of our intellectual property; potential disruption of our manufacturing process; increasing competition in China’s consumer market; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our prospectus filed with the Securities and Exchange Commission on May 2, 2007. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 14 of our prospectus. Our actual and anticipated results of operations for the first quarter of 2007 and for 2007, respectively, are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	Three Months Ended March 31
	2006	2007
	(Unaudited)	(Unaudited)
Revenues:
Direct sales, net	22,228,014	45,688,206
Distribution sales, net	35,303,902	22,297,023

Total revenues, net	57,531,916	67,985,229
Cost of revenues:
Direct sales	7,973,270	20,518,417
Distribution sales	17,559,436	9,953,244

Total cost of revenues	25,532,706	30,471,661

Gross profit	31,999,210	37,513,568

Operating income (expenses):
Advertising expenses	(20,295,377)	(19,344,856)
Other selling and marketing expenses	(4,519,113)	(6,609,337)
General and administrative expenses	(3,467,724)	(5,920,251)
Other operating income, net	860,083	596,895

Total operating income (expenses)	(27,422,131)	(31,277,549)

Income from operations	4,577,079	6,236,019

Other income (expenses):
Interest expenses	(3,518)	(320)
Other income, net	66,052	2,103,278

Total other income	62,534	2,102,958

Income before income taxes and minority interest	4,639,613	8,338,977

Income tax expenses (benefits):
Current	127,493	503,750
Deferred	(98,553)	47,917
Taxes refund	(768,290)	—

Total income tax expenses (benefits)	(739,350)	551,667

Net income after income taxes and before minority interest	5,378,963	7,787,310
Minority interest	(774)	(486,643)

Net income	5,378,189	7,300,667
Deemed dividend on Series A convertible redeemable preference shares	(40,350)	(40,350)

Income attributable to holders of ordinary shares	5,337,839	7,260,317

Income per share - basic ordinary shares	0.08	0.10

Income per share - basic preferred shares	0.08	0.11

Income per share - diluted	0.07	0.10

Shares used in calculating basic income per share - ordinary shares	48,979,394	48,979,394

Shares used in calculating basic income per share - preferred shares	20,591,970	20,591,970

Shares used in calculating diluted income per share	54,776,680	53,320,062

ACORN INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2006	March 31, 2007
	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	40,744,405	30,532,091
Restricted cash	449,830	393,059
Marketable securities	3,302,384	8,619,083
Accounts receivable, net	11,714,838	27,973,068
Inventory	7,814,702	11,634,891
Prepaid advertising expenses	25,383,550	25,921,612
Other prepaid expenses and current assets	10,666,652	15,309,421
Deferred tax assets	225,039	102,628

Total current assets	100,301,400	120,485,853

Property and equipment, net	5,157,156	5,374,818
Acquired intangible assets, net	5,101,567	4,985,097
Goodwill	7,571,865	7,571,865
Other long-term assets	567,338	519,268

Total assets	118,699,326	138,936,901

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities:
Accounts payable	3,683,573	9,102,401
Accrued expenses and other current liabilities	7,124,807	9,423,444
Notes payable	—	1,292,959
Income taxes payable	181,606	688,192
Deferred revenue	4,193,295	5,071,697

Total current liabilities	15,183,281	25,578,693
Other long-term liabilities	—	—

Total liabilities	15,183,281	25,578,693

Minority interest	1,437,796	1,939,339

Mezzanine equity:
Series A convertible redeemable preferred shares	31,995,699	32,036,049
Series A-1 convertible redeemable preferred shares	18,865,724	18,865,724
Shareholders’ equity:
Ordinary shares	489,794	489,794
Additional paid-in capital	35,902,165	37,244,910
Subscription receivables	(9,289,478)	(9,289,478)
Retained earnings	21,084,593	28,344,910
Accumulated other comprehensive income	3,029,752	3,726,960

Total shareholders’ equity	51,216,826	60,517,096

Total liabilities, mezzanine equity and shareholders’ equity	118,699,326	138,936,901

For further information, please contact:

Chen Fu

Director of Investor Relations

Acorn International

Tel: +86 21 5151 8888 (ext.2228)

Email: ir@chinadrtv.com

Shelldy Cheung	Christopher Gustafson
Christensen	Christensen
Tel: +852 2117-0861	Tel: +1 212 618 1978
Email: scheung@ChristensenIR.com	Email: cgus@ChristensenIR.com